MINEBEA CO., LTD.
Arco Tower, 1-8-1, Shimo-Meguro, Meguro-ku, Tokyo, 153-8662, Japan
URL:http://www.minebea.co.jp

IR Group, Corporate Communications / Investor Relations Office
Tel:(81)3-5434-8643 Fax:(81)3-5434-8603
E-mail: minebeair@minebea.co.jp

December 20, 2004

THE U.S. SECURITIES AND EXCHANGE COMMISSION
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

RE; Minebea Co., Ltd. – File No. 82-4551

To whom it may concern:

Minebea Co., Ltd. is pleased to enclose for filing the following document:

- Press release dated November 22, 2004
- Press release dated December 13, 2004

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Sincerely,

Akane Unno
Investor Relations

Minebea

(Translation)

November 22, 2004

Press Release

Company Name :	Minebea Co., Ltd.
Representative :	Tsugio Yamamoto Representative Director, President and Chief Executive Officer (Code No. 6479 TSE Div. No.1)
Contact Person :	Shunji Mase Executive Officer and General Manager of Personnel & General Affairs Department Naoyuki Kimura Manager of Personnel & General Affairs Department Tel. 03-5434-8612 Fax 03-5434-8601

Managerial Assignments

We would like to announce managerial assignments effective November 21, 2004 as follows:

< New Assignment >	< Former Assignment >	< Post to be Retained >
Toshisada Koyama, Mr. General Manager of HDD Component Division and of Spindle Motor Manufacturing Dept., Karuizawa Manufacturing Unit, Manufacturing Headquarters	General Manager of Precision Motor Division and of Automotive Motor Manufacturing Dept., Karuizawa Manufacturing Unit, Manufacturing Headquarters	Executive Officer

* * * * * *

Press Release

December 13, 2004
Minebea Co., Ltd.

Minebea's Thai and Singapore Subsidiaries Receive OHSAS 18001 Certification, Standard for Occupational Health and Safety Systems

On September 30 and October 11, 2004, Minebea Co., Ltd. ("Minebea")'s Thai and Singapore subsidiaries, under-mentioned, received OHSAS ("Occupational Health and Safety Assessment") 18001 certification, respectively, a standard for occupational health and safety ("OH&S") management systems created to enable an organization to control its OH&S risks and improve its business performance.
Although OHSAS 18001 does not become an international standard yet, plans for globalizing it in the future are now under consideration. In addition, reflecting a growing worldwide interest in OH&S management systems, there has been a growth in the number of companies requesting suppliers to earn OHSAS 18001 certification.

Thailand is the Minebea Group's largest production base, which accounts for about 60% of Group output. Singapore also contributes around 10% of that output.

In addition to the above subsidiaries, Minebea's Chinese subsidiaries—Minebea Electronics & Hi-Tech Components (Shanghai) Ltd. and Shanghai Shun Ding Technologies Ltd.—plan to obtain OHSAS 18001 certification by the end of March 2005.
The following are details of the recently awarded certification:

Thailand

Certificate-Awarded Subsidiaries:	NMB Thai Ltd. Minebea Thai Ltd. Pelmec Thai Ltd. NMB Hi-Tech Bearing Ltd. NMB Precision Balls Ltd. Thai Minebea-Matsushita Motor Co., Ltd. Minebea Electronics (Thailand) Co., Ltd. Power Electronics of Minebea Co., Ltd.
Date of Certification:	September 30, 2004

Singapore
Certificate-Awarded Subsidiaries: NMB Singapore Ltd.
Minebea Technologies PTE Ltd.
Pelmec Industries (PTE.) Ltd.
Date of Certification: October 11, 2004

# # #

For inquiries, please contact:

Minebea Co., Ltd.
Masaki Ishikawa
Corporate Communications / Investor Relations Office
Corporate Planning Department

ARCO Tower, 19th Floor,
1-8-1, Shimo-Meguro, Meguro-ku, Tokyo 153-8662
Tel: 81-3-5434-8637
Fax: 81-3-5434-8607
E-mail: mishikaw@minebea.co.jp
URL: http://www.minebea.co.jp/